Exhibit 99.1

Megan Holdings Limited Announces Pricing of $5 Million Initial Public Offering

Malaysia, Kuala Lumpur, Sept. 25, 2025 (GLOBE NEWSWIRE) -- Megan Holdings Limited (the “Company” or “Megan”), a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works, today announced the pricing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares, par value US$0.0001 per share, (“Ordinary Shares”), at a public offering price of US$4.00 per Ordinary Share. The Company has granted a 45-day option to the underwriters to purchase up to 187,500 additional Ordinary Shares solely to cover over-allotments, if any. All of the Ordinary Shares are being offered by the Company. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on September 26, 2025 under the ticker symbol “MGN.” The Offering is expected to close on or about September 29, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive aggregate gross proceeds of US$5 million from the Offering, before deducting underwriting discounts and other related expenses.

Proceeds from the Offering will be used for: (i) sales and marketing; (ii) expansion opportunities through merger and acquisition activities; (iii) development of our “Smart Farming System” and (iv) general working capital and corporate purposes.

The Offering is being conducted on a firm commitment basis. D. Boral Capital LLC. is acting as the sole book-running manager for the Offering. Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Loeb & Loeb LLP is acting as U.S. counsel to the Underwriters, led by Angela Dowd and Xiaoqin “Sherry” Li, in connection with the Offering.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-281357) and was declared effective by the SEC on September 22, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from D. Boral Capital LLC., 590 Madison Avenue, 39th Floor, New York, NY 10022, or by telephone at +1 (212) 970-5150, or by email at: info@dboralcapital.com. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Megan Holdings Limited

Megan Holdings Limited (the “Company” or “Megan”) is a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works. Since its inception in 2020, the Company has strived to establish itself as a trusted and experienced provider of shrimp farm related maintenance services in Malaysia. Complementary to its upgrading and maintenance services, Megan also assist customers with the design and development of new farms, including the development and construction of a shrimp hatchery center in Semporna, Sabah, and the development of a 111-acre shrimp farm in Tawau, Sabah, Malaysia. Megan also assists customers in sourcing building materials and machineries available for rental for use on their farms, positioning itself as a one-stop center for aquaculture and agriculture needs. For more information, please visit the company’s website: https://www.meganmezanin.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the proposed Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Registration Statement and other filings with the SEC.

For media inquiries, please contact:

Megan Holdings Limited

Investor Relations Department

Email: info@meganmezanin.com